UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549-1004

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission file number 001-31945

DIRECTV THRIFT & SAVINGS PLAN

The DIRECTV Group, Inc.

2250 East Imperial Highway

El Segundo, California 90245

(Name of issuer of the securities held pursuant to
the plans and the address of its
principal executive offices)

Registrant’s telephone number, including area code (310) 964-5000

Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:

Michael W. Palkovic

Executive Vice President and

Chief Financial Officer

2250 East Imperial Highway

El Segundo, California 90245

FINANCIAL STATEMENTS AND EXHIBIT

(a)	FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of November 30, 2005 and 2004

Statements of Changes in Net Assets Available for Benefits for the years ended November 30, 2005 and 2004

Notes to Financial Statements

Form 5500, Schedule H, Part IV, Line 4i–Schedule of Assets (Held at End of Year) as of November 30, 2005

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

(b)	EXHIBIT

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the DIRECTV Thrift & Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DIRECTV Thrift & Savings Plan
(Name of Plan)

Date: May 23, 2006	By

/s/Paul A. James
Paul A. James,
Senior Vice President,
Financial Planning and Treasury Operations

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the DIRECTV Thrift & Savings Plan

Los Angeles, California

We have audited the accompanying statements of net assets available for benefits of the DIRECTV Thrift & Savings Plan (the “Plan”) as of November 30, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of November 30, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Los Angeles, California
May 23, 2006

DIRECTV THRIFT & SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	AS OF NOVEMBER 30,
	2005	2004
	(Dollars in Thousands)

INVESTMENT IN MASTER TRUST (Notes 2 and 6)	$1,991,379	$2,151,465

CONTRIBUTIONS RECEIVABLE:
Employee	208	513
Employer	97	238

Total contributions receivable	305	751

NET ASSETS AVAILABLE FOR BENEFITS	$1,991,684	$2,152,216

See the Notes to Financial Statements.

DIRECTV THRIFT & SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	FOR THE YEARS ENDED NOVEMBER 30,
	2005	2004
	(Dollars in Thousands)
INVESTMENT ACTIVITIES:
Net investment income from Master Trust (Note 6)	$114,852	$181,287

OTHER ACTIVITIES:
Employee contributions	28,106	28,287
Employer contributions	8,362	12,446
Benefit payments	(311,931)	(278,607)
Plan transfers	79	266

Net decrease from other activities	(275,384)	(237,608)

DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(160,532)	(56,321)

NET ASSETS AVAILABLE FOR BENEFITS AT:
BEGINNING OF YEAR	2,152,216	2,208,537

END OF THE YEAR	$1,991,684	$2,152,216

See the Notes to Financial Statements.

DIRECTV THRIFT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1.      PLAN DESCRIPTION AND RELATED INFORMATION

Description of the Plan – The Plan (as defined below) is a defined contribution plan of The DIRECTV Group, Inc. (the “Company”) and was restated on September 15, 2004, to incorporate various amendments made throughout the years and to conform to current regulations as required. In this restatement the Hughes Non-Bargaining Employees Thrift & Savings Plan was renamed the DIRECTV Thrift & Savings Plan (the “Thrift & Savings Plan”) (the “Plan”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan provisions.

On December 22, 2003, General Motors Company (“GM”), the Company and The News Corporation Limited, (“News Corporation”) completed a series of transactions (the “News Transactions”) that resulted in the split-off of the Company from GM and the simultaneous sale of GM’s 19.8% interest in the Company to News Corporation. In addition to certain cash consideration, GM received approximately 28.6 million of News Corporation Preferred American Depository Shares (“ADSs”) in these transactions. GM split-off the Company by distributing the Company’s common stock to the holders of the GM Class H common stock in exchange for GM Class H common stock on a one-for-one basis. Immediately after the split-off, News Corporation acquired an additional 14.2% of the Company’s outstanding common stock from the former GM Class H common stockholders, which provided News Corporation with a total of 34% of the Company’s outstanding common stock. GM Class H common stockholders received about 0.8232 shares of the Company’s common stock and about 0.09207 News Corporation Preferred ADSs for each share of GM Class H common stock held immediately prior to the closing of the News Transactions. As a result of the News Transactions, the Company became a publicly traded company. Further, as part of the News Transactions, the 20,759,371 shares of GM Class H common stock held in the Master Trust (as defined in Note 2) were exchanged for 17,089,450 shares of common stock of the Company and 1,911,405 shares of News Corporation Preferred ADSs.

Participants who were invested in the GM Class H Stock Fund had a portion of their account balance transferred into the News Corporation ADS Stock Fund, determined pursuant to the exchange ratios described above. Also at that time, the name of the GM Class H Stock Fund was first changed to the Hughes Common Stock Fund and was subsequently changed to the DIRECTV Group Common Stock Fund.

On April 22, 2005, the Company contributed the assets of Hughes Network Systems, Inc. (“HNS”) into a newly formed subsidiary called Hughes Network Systems LLC (“HNS LLC”) and sold 50% of it’s interest in HNS LLC. The employees of HNS who became employees of HNS LLC and who participate in the Thrift and Savings Plan either were laid off or retired and under the provisions of the Plan were deemed fully vested in the Company matching contributions.

Plan Administration - The Plan is administered by an Administrative Committee whose members are appointed by the Company. The trustee of the Plan is State Street Bank and Trust (“State Street”). Additional Plan information is provided to the participants by the Company in the form of a Summary Plan Description. The Plan expenses are paid by the plan participants, as provided by the Plan documents.

NOTE 2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition - The Plan, along with the DIRECTV Savings Plus Plan, participate in the Hughes Electronics Corporation Savings Plan Master Trust (the “Master Trust”). See Note 6, for further discussion of the Master Trust. The Plan’s investments in the Master Trust are presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust. If available, quoted market prices are used to value the underlying investments of the Master Trust. In instances where quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms, the trustee and insurance companies. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, judgments and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Management bases its estimates, judgments and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be affected by changes in those estimates.

Financial Instruments and Investments - The Plan invests in the Master Trust which utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could have a material adverse effect on the Plan’s financial statements.

Income Taxes - The Plan obtained its latest determination letter in 2003 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letters, however, the Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code and is, therefore, not subject to federal income taxes under present income tax laws. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements. Contributions by participants made on a “pre-tax” basis, the Company’s matching contributions, and the earnings thereon are not subject to federal income taxes to the participants until distributed from the Plan.

NOTE 3.      PLAN PARTICIPATION

All employees of the Company and its domestic subsidiaries that have adopted the Plan are eligible to participate in the Plan as soon as administratively feasible following one hour of service. Subject to certain limitations, the Plan provides that eligible non-highly compensated participants may contribute from 1 percent to 20 percent (in whole percentages) of their compensation to the Plan and eligible highly compensated participants may contribute from 1 percent to 12 percent (in whole percentages) of their compensation to the Plan. The participants may direct these contributions to any of the investment funds included in the Master Trust described in Note 6.

The Company contributes to the DIRECTV Group Common Stock Fund an amount equal to 100 percent of the individual employee’s contribution to the Plan up to 4 percent of the employee’s compensation.

Each participant’s account is maintained to reflect: credits for contributions into the Plan; credits for the Company’s applicable matching contributions; charges for loans taken and credits for repayments to those loans; charges for any partial withdrawals from the Plan; an allocation of earnings or losses from applicable Fund performance, and a periodic charge for the Plan’s administrative expenses.

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contributions is based on years of continuous service. Participants become fully vested after three years of service. Forfeited Company contributions, if any, are used to reduce future Company contributions to the Plan.

The Plan provides that if a participant separates from service from the Company as a result of retirement, death or disability, the participant may elect to receive their vested interest in their account balance in either a lump sum or installments.

At November 30, 2005 and 2004, the Plan assets include forfeited Company contributions that totaled $351,734 and $44,028, respectively.

During the years ended November 30, 2005 and 2004, the forfeitures used to reduce employer contributions were $363,060 and $654,830, respectively.

The Company reserves the right to terminate the Plan at any time subject to the provisions set forth in ERISA. Upon such termination, the participants’ rights to the Company’s contributions vest immediately, and the account balances are to be fully paid to the participants.

NOTE 4.      PARTICIPANT LOANS

The Plan allows participants to borrow from their vested account balances, subject to certain limitations. The loans, secured by the balance in the participant’s account, bear interest at the rate of 1 percent over the Prime Rate as published in the Eastern edition of The Wall Street Journal (which rate is fixed at the inception of the loan), and maturities may not exceed four years.

The loans are deducted from the participants’ vested account balances using a source hierarchy. The funds are withdrawn from sources in the following order: after-tax employee contributions, pre-tax employee contributions, rollover contributions, and vested company match. The funds are withdrawn pro-rata from the respective investment funds available from each source. Loan repayments are reinvested in the inverse order of the sources that the loan was redeemed from and into the funds based on current investment mixes.

NOTE 5.      BENEFITS TO WITHDRAWING PARTICIPANTS

Benefit payments to participants are recorded upon distribution. The amounts included in net assets available for benefits that have been allocated to accounts of participants who have elected to withdraw from the Plan, but were not yet paid from the Plan as of November 30, 2005 and 2004 totaled $852,457 and $269,374, respectively.

NOTE 6.      INFORMATION CONCERNING THE MASTER TRUST

The Master Trust was created pursuant to a trust agreement between the Company and State Street, as trustee of the funds, to permit the commingling of trust assets of both the DIRECTV Thrift & Savings Plan and the DIRECTV Savings Plus Plan, for investment and administrative purposes. The assets of the Master Trust are held by State Street. Although assets of both Plans are commingled in the Master Trust, the Plans’ record keeper, Fidelity Employer Services Company LLC, maintains supporting records for the purpose of allocating the net gains or losses of the investments to each of the Plans and to each participant’s account. The net investment income or loss of the investment assets is allocated by the record keeper to each Plan and to each participant’s account based on their account balances.

The following tables summarize the net assets and net investment income of the Master Trust.

a)  NET ASSETS OF THE MASTER TRUST

	AS OF NOVEMBER 30,
	2005	2004
	(Dollars in Thousands)
INVESTMENTS:
Short-term investment funds	$1,485	$5,749
Short-term U.S. Govt. obligations	—	14,003
Short-term corporate obligations	—	23,045
Common stock	626,292	666,059
Common stock-DIRECTV (formerly GM Class H)	172,817	257,964
Common stock-News Corporation	37,614	57,180
Common/Collective Trust	677,471	673,531
Preferred stock	—	1,011
Insurance contracts	—	6,046
Mutual funds	550,215	520,740
Participant loans	13,736	17,219

Total investments	2,079,630	2,242,547
Dividends and interest receivable	849	3,517
Receivable for securities sold	1,161	2,538
Payable for securities purchased	(1,557)	(3,327)
Other	(1,797)	(1,660)

NET ASSETS OF THE MASTER TRUST	$2,078,286	$2,243,615

NET INVESTMENT IN MASTER TRUST – BY PLAN

Thrift and Savings Plan
Investment in Master Trust	$1,991,379	$2,151,465

Plan’s Percentage Interest In Master Trust net assets	95.8%	95.9%

Savings Plus Plan

Investment in Master Trust	$86,907	$92,150

Plan’s Percentage Interest In Master Trust net assets	4.2%	4.1%

b)  NET INVESTMENT INCOME OF THE MASTER TRUST

	FOR THE PLAN YEARS ENDED NOVEMBER 30,
	2005	2004
	(Dollars in Thousands)
INVESTMENT INCOME AND EXPENSES:
Net appreciation/(depreciation) in fair value of investments:
DIRECTV Equity Fund	$74,706	$93,441
DIRECTV Fixed Income Fund	6,802	6
DIRECTV Group Common Stock Fund (formerly GM Class H Common Stock Fund)	(38,355)	(10,796)
DIRECTV Balanced Fund	16,201	20,290
Raytheon Common Stock Fund	—	11,392
Fidelity Combined Funds	44,242	40,094
News Corporation Stock Fund	(8,189)	7,029

Net appreciation in fair value of investments	95,407	161,456
Dividends	20,224	26,182
Interest and other income	8,608	6,867
Investment management and trustee fees	(6,003)	(6,736)

NET INVESTMENT INCOME	$118,236	$187,769

NET INVESTMENT INCOME FROM MASTER TRUST – BY PLAN
Thrift and Savings Plan	$114,852	$181,287

Savings Plus Plan	$3,384	$6,482

c) INVESTMENTS HELD IN THE MASTER TRUST THAT REPRESENT 5% OR MORE OF THE PLAN’S ASSETS

	AS OF NOVEMBER 30,
	2005	2004
	(Dollars in Thousands)

DIRECTV Fixed Fund	$386,062	$435,980
DIRECTV Balanced Fund	181,602	193,820
DIRECTV Group Common Stock Fund (formerly GM Class H Common Stock Fund)	161,586	242,336

NOTE 7.      NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the Plan’s net assets and the significant components of the Plan’s changes in net assets relating to the DIRECTV Group Common Stock Fund for the years ended November 30, 2005 and 2004 are as follows:

	2005	2004
Assets:
DIRECTV Group Common Stock Fund	$161,586	$242,336

Changes in assets:
Contributions	$10,520	$15,165
Net appreciation and dividend income	(36,603)	(3,544)
Distributions to participants or their beneficiaries	(28,383)	(23,944)
Transfers from plans of related entities	(26,284)	254,659

Total changes in assets	$(80,750)	$242,336

These amounts represent both the participant and the non-participant directed amounts.

NOTE 8.      RELATED PARTY

Related parties of the Plan include the Company, News Corporation, as it holds 34% interest in the Company, and Hughes Investment Management Company (“HIMCO”), a subsidiary of the Company which managed the DIRECTV Fixed Income Fund until October, 2003. During the plan years ended November 30, 2005 and 2004, the investment management fees paid by the plan to HIMCO were $0 and $422,599, respectively.

As disclosed in Note 6, the Master Trust includes investments in the DIRECTV Group Common Stock Fund and News Corporation Stock Fund. In addition, certain officers of the Company are also officers and directors of News Corporation.

NOTE 9.      PLAN AMENDMENTS

Effective December 1, 2004, the Company match on participants’ contributions no longer is subject to a two year change in investment restriction. Although the Company contribution continues to be credited to the DIRECTV Group Common Stock Fund, participants may immediately transfer the matching funds to any other investment option. The Company matching funds are subject to the three year vesting provision of the Plan.

NOTE 10.    SUBSEQUENT EVENTS

Effective January 1, 2006, the Plan was amended to reflect that DIRECTV Latin American, LLC (“DLA”), would be eligible to participate in the DIRECTV Thrift & Savings Plan, except for certain employees who remain on that DLA payroll as of that date.

NOTE 11.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	AS OF NOVEMBER 30,
	(Dollars in Thousands)
	2005	2004
Net assets available for benefits per the financial statements	$1,991,684	$2,152,216
Payable to participants	(852)	(269)

Net assets available for benefits per Form 5500	$1,990,832	$2,151,947

Benefit payments per the financial statements	$311,931	$278,607
Payable to participants – Current Year	852	269
Payable to participants – Prior Year	(269)	(1,584)

Benefit payments per Form 5500	$312,514	$277,292

DIRECTV THRIFT & SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF NOVEMBER 30, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(e) Current Value

*	Various Participants	Participant Loans (maturing between 2005 and 2009)	$11,804,929

*  Party-in-interest